FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated first quarter earnings for fiscal year 2026.

1Q26 Conference Call Wednesday, May 27, 2026 12:00 p.m. Buenos Aires time ––(11:00 a.m. To participate click here to register BBVA Argentina May 26th, 2026 Buenos Aires, Argentina 1Q26 Earnings Release Improvement Improvement in in net interest income net interest income thanks to thanks to lower average rateslower average rates, and better , and better net fee income net fee income on the side of on the side of expensesexpenses Operating expenses under control, Operating expenses under control,with with lower expenses due to lower turnover tax lower expenses due to lower turnover tax in line with a decline in activityin line with a decline in activity Improvements in loan loss allowances Improvements in loan loss allowances thanks to strengthened origination policiesthanks to strengthened origination policies 1 1 3 3 2 2 Highlights Highlights 1Q26 Earnings Release 1Q26 Earnings Release Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses Financial margin: Net income from financial instruments at FV through P&L + Net loss from write Financial margin: Net income from financial instruments at FV through P&L + Net loss from write--down of assets at amortized costdown of assets at amortized costand fair value through OCI + Foreign exchange and gold gainsand fair value through OCI + Foreign exchange and gold gains 1Q26 Net 1Q26 Net IncomeIncome 1Q26 Highlights 1Q26 Highlights 1Q26 1Q26HighlightsHighlights Net Income Net Income ( (AR$ billionAR$ billion, , INFLATION ADJUSTED)INFLATION ADJUSTED) Macroeconomic MacroeconomicindicatorsindicatorsMarch March 31, 31, 20262026 Inflation Inflation: : 9.4%9.4%QoQQoQ, , 32.6%32.6%YoYYoY.. Official OfficialFX A 3500: FX A 3500: AR$ 1,382.7AR$ 1,382.7((--5.2% 5.2% QoQQoQ, +28.8% , +28.8% YoYYoY)) TAMAR: TAMAR: 26.3% APR26.3% APR––29.7% APY29.7% APY +31% +31% - -21%21% 1Q26 1Q26 $ $ Var Var QoQQoQ Var Var YoYYoY Net Interest Income Net Interest Income 879.9 bn 879.9 bn +5,9% +5,9% +22,6% +22,6% Net Fee Income Net Fee Income 169.8 bn 169.8 bn +16,9% +16,9% +28,3% +28,3% Loan Loss Allowances Loan Loss Allowances 244.9 bn 244.9 bn - -24,8%24,8% +92,7% +92,7% Operating Expenses Operating Expenses 587.9 bn 587.9 bn +0,1% +0,1% - -4,6%4,6% ROA ROA ROE ROE **Adjusted NIM: (Quarterly Net Interest Income **Adjusted NIM: (Quarterly Net Interest Income --Net Monetary Position Results) / Average quarterly interest earning assets.Net Monetary Position Results) / Average quarterly interest earning assets. Fees Fees--toto--expenses ratios = (Net fee Income + Rental of safe deposit boxes) / (Personnel benefits + Administrative expenses + Deprexpenses ratios = (Net fee Income + Rental of safe deposit boxes) / (Personnel benefits + Administrative expenses + Depreciation and amortization)eciation and amortization) Highlights Highlights 1Q26 Earnings Release 1Q26 Earnings Release 1Q26 Highlights 1Q26 Highlights Macroeconomic MacroeconomicindicatorsindicatorsMarch March 31, 31, 20262026 Inflation Inflation: : 9.4%9.4%QoQQoQ, , 32.6%32.6%YoYYoY.. Official OfficialFX A 3500: FX A 3500: AR$ 1,382.7AR$ 1,382.7((--5.2% 5.2% QoQQoQ, +28.8% , +28.8% YoYYoY)) TAMAR: TAMAR: 26.3% APR26.3% APR––29.7% APY29.7% APY Quarterly efficiency Ratio Quarterly efficiency Ratio (%, INFLATION ADJUSTED) (%, INFLATION ADJUSTED) Net Interest Income Net Interest Income (net of monetary position result)(net of monetary position result)& Adjusted & Adjusted NIM**NIM** (AR$ billion, INFLATION ADJUSTED) (AR$ billion, INFLATION ADJUSTED) Fees Fees--toto--Expenses Ratio Expenses Ratio (Fees / Expenses)(Fees / Expenses) (%, INFLATION ADJUSTED) (%, INFLATION ADJUSTED) Cost of Risk Cost of Risk (%, INFLATION ADJUSTED) (%, INFLATION ADJUSTED) NPL & COVERAGE NPL & COVERAGE PRIVATE LOANS PRIVATE LOANS PRIVATE DEPOSITS PRIVATE DEPOSITS PRIVATE DEPOSITS MARKET SHARE* PRIVATE DEPOSITS MARKET SHARE* **Other includes special saving accounts and Checking accounts include interest **Other includes special saving accounts and Checking accounts include interest--bearing checking bearing checking accounts.accounts. (AR$ BILLION, INFLATION ADJUSTED) (AR$ BILLION, INFLATION ADJUSTED) Lower quarterly activity with higher market share Lower quarterly activity with higher market share (%, CONSOLIDATED, (%, CONSOLIDATED, INFLATION ADJUSTEDINFLATION ADJUSTED)) C Cost of Risk: Current period loan loss allowances / Total average loans. ost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in Total average loans calculated as the average between loans at prior period end, and total loans in the current period.the current period. *Source: Informe sobre bancos, BCRA, March 2026. *Source: Informe sobre bancos, BCRA, March 2026. Quarterly decline with higher weight of time deposits Quarterly decline with higher weight of time deposits PRIVATE LOAN AND DEPOSITS MARKET SHARE % PRIVATE LOAN AND DEPOSITS MARKET SHARE % vs 2020 vs 2020 TOTAL GROSS LOANS / TOTAL DEPOSITS TOTAL GROSS LOANS / TOTAL DEPOSITS * RPC includes 100% of quarterly results * RPC includes 100% of quarterly results CAPITAL RATIO % CAPITAL RATIO % (AR$ BILLION, INFLATION ADJUSTED) (AR$ BILLION, INFLATION ADJUSTED) *Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, *Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS, Rombo & FCA. 1Q25 does not include FCA.VWFS, Rombo & FCA. 1Q25 does not include FCA. Retail: consumer, mortgages, credit cards, pledge and loans to personnel. Retail: consumer, mortgages, credit cards, pledge and loans to personnel. Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.loans. BBVA loans BBVA loans BBVA deposits BBVA deposits 1Q26 Highlights 1Q26 Highlights 81% 81%82% 85%82% 85% 9,15% 10,01% 9,93% 9,15% 10,01% 9,93% 48% 44% 48% 44%45%45% TOTAL LIQUID ASSETS/ TOTAL DEPOSITS TOTAL LIQUID ASSETS/ TOTAL DEPOSITS 11,25% 12,04% 11,25% 12,04%12,15%12,15% PRIVATE LOANS MARKET SHARE* PRIVATE LOANS MARKET SHARE* +28% +28% - -3%3% +16% +16% - -9%9% +366 b +366 bpsps +280 +280 bpsbps BBVA loans BBVA loans BBVA deposits BBVA deposits 11.5% 11.5% 8% 8% System NPL* System NPL* 6.67% 6.67% Mar’26Mar’26

1Q26 Highlights

BBVA

Macroeconomic indicators March 31, 2026
Inflation: **9.4%** QoQ, **32.6%** YoY.
Official FX A 3500: **AR$ 1,382.7** (-5.2% QoQ, +28.8% YoY)
TAMAR: **26.3% APR** – 29.7% APY

1Q26 Earnings Release

Net Income
(AR$ billion, INFLATION ADJUSTED)

-21%
+31%
108.217
108.217
74.568
182.785
44.942
227.727
64.941
292.668
85.224
85.224
1Q25
2Q25
3Q25
4Q25
1Q26
Quarterly Net Income
Accumulated Net Income

ROE

11,4%
11,4%
9,6%
7,6%
8,0%
4,7%
7,3%
6,5%
8,3%
8,3%
1Q25
2Q25
3Q25
4Q25
1Q26
Quarterly ROE
Annualized ROE

ROA

2,0%
2,0%
1,5%
1,2%
1,2%
0,7%
1,1%
0,9%
1,2%
1,2%
1Q25
2Q25
3Q25
4Q25
1Q26
Quarterly ROA
Annualized ROA

1Q26 Highlights

64.941
49.283
24.488
-55.891
-24.483
80.563
320
-7.019
-45.664
-1.314
85.224
4Q25 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
1Q26 Net Income

1 **Improvement** in **net interest income** thanks to **lower average rates**, and better **net fee income** on the side of **expenses**

1Q26	$	Var QoQ	Var YoY
Net Interest Income	**879.9 bn**	+5,9%	+22,6%
Net Fee Income	**169.8 bn**	+16,9%	+28,3%
Loan Loss Allowances	**244.9 bn**	-24,8%	+92,7%
Operating Expenses	**587.9 bn**	+0,1%	-4,6%

1Q26 Highlights

BBVA

1Q26 Earnings Release

Macroeconomic indicators March 31, 2026
Inflation: **9.4%** QoQ, **32.6%** YoY.
Official FX A 3500: **AR$ 1,382.7** (-5.2% QoQ, +28.8% YoY)
TAMAR: **26.3% APR** – 29.7% APY

519
601
560
658
661
13,90%
15,08%
12,31%
13,85%
13,98%
1Q25
2Q25
3Q25
4Q25
1Q26
NII Adjusted*
NIM Adjusted*

Fees-to-Expenses Ratio (Fees / Expenses)
(%, INFLATION ADJUSTED)

37,3%
32,6%
46,0%
45,5%
47,2%
37,3%
34,9%
38,4%
40,1%
47,2%
1Q25
2Q25
3Q25
4Q25
1Q26
Quarterly
Annualized

Cost of Risk
(%, INFLATION ADJUSTED)

4,40%
5,44%
6,63%
8,11%
6,14%
4,40%
4,89%
5,62%
6,39%
6,14%
1Q25
2Q25
3Q25
4Q25
1Q26
Accumulated
Quarterly

Quarterly efficiency Ratio
(%, INFLATION ADJUSTED)

56%
56%
57%
54%
51%
56%
57%
58%
46%
51%
1Q25
2Q25
3Q25
4Q25
1Q26
Accumulated
Quarterly

1Q26 Highlights

BBVA

PRIVATE LOANS

(AR$ BILLION, INFLATION ADJUSTED)

Lower quarterly activity with higher market share

+28%
-3%
12.224
16.229
15.664
57%
58%
56%
43%
42%
44%
1Q25
4Q25
1Q26
Commercial
Retail

PRIVATE DEPOSITS

(AR$ BILLION, INFLATION ADJUSTED)

Quarterly decline with higher weight of time deposits

+16%
-9%
14.395
18.307
16.655
9%
8%
31%
41%
11%
12%
41%
38%
9%
13%
43%
35%
9%
1Q25
4Q25
1Q26
Other**
Investment accounts
Time Deposits
Savings Accounts
Checking accounts

PRIVATE LOANS MARKET SHARE*

1Q25	4Q25	1Q26
11,25%	12,04%	12,15%

PRIVATE DEPOSITS MARKET SHARE*

1Q25	4Q25	1Q26
9,15%	10,01%	9,93%

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

1Q25	4Q25	1Q26
48%	44%	45%

TOTAL GROSS LOANS / TOTAL DEPOSITS

1Q25	4Q25	1Q26
81%	82%	85%

NPL & COVERAGE

(%, CONSOLIDATED, INFLATION ADJUSTED)

System NPL* 6.67% Mar'26

2,43%
1,38%
0,14%
7,02%
4,18%
0,36%
9,75%
5,60%
0,50%
1Q25
4Q25
1Q26
Commercial NPL
Retail NPL
Total NPL

164,32%
96,37%
88,41%
1Q25
4Q25
1Q26
Coverage

**Source: Informe sobre bancos, BCRA, March 2026.*

PRIVATE LOAN AND DEPOSITS MARKET SHARE %

vs 2020
14,00%
12,00%
10,00%
8,00%
6,00%
8,49%
7,13%
12,15%
9,93%
+366 bps
+280 bps
2020
2021
2022
2023
2024
2025
1Q26
BBVA loans
BBVA deposits

CAPITAL RATIO %

26,1%
32,8%
19,5%
18,3%
18,8%
11.5%
8%
2022
2023
2024
2025
1Q26
Minimum Requirement
Additional buffer
Capital Ratio

** RPC includes 100% of quarterly results*

Banco BBVA Argentina S.A. announces First Quarter 2025

Buenos Aires, May 26, 2025 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the first quarter (1Q26), ended on March 31, 2026. As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2025 and 2026 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to March 31, 2025.

1Q26 Highlights

●	BBVA Argentina's inflation-adjusted net income in 1Q26 was $85.2 billion, 31.2% higher than the one recorded in the fourth quarter of 2025 (4Q25), and 21.2% lower than the result reported in the first quarter of 2025 (1Q25).
●	In 1Q26, BBVA Argentina posted an inflation adjusted average return on equity (ROAE) of 8.3% versus 6.5% the prior quarter, and an inflation adjusted average return on assets (ROAA) of 1.2% versus 0.9% the prior quarter.
●	The 1Q26 total NIM was 18.6% versus 17.5% in 4Q25. NIM in local currency was 22.3% and NIM in USD was 4.1%.
●	In terms of activity, total consolidated financing to the private sector in 1Q26 totaled $15.7 trillion, decreasing 3.5% in real terms compared to 4Q25, and increasing 28.1% compared to 1Q25, both in real terms. BBVA’s market share was 12.15% in 1Q26, increasing 11 bps Quarter-over-Quarter (QoQ) and 95 bps Year-over-Year (YoY).
●	Total consolidated deposits in 1Q26 totaled $17.5 trillion, decreasing 7.3% in real terms during the quarter, and increasing 20.0% YoY. The Bank’s consolidated market share of private deposits reached 9.93% as of 1Q26, falling 8 bps QoQ and increasing 78 bps YoY.
●	As of 1Q26, the non-performing loan ratio (NPL) reached 5.60%, with an 88.41% coverage ratio.
●	The quarterly efficiency ratio in 1Q26 was 51,4%.
●	As of 1Q26, BBVA Argentina reached a regulatory capital ratio of 18.8% (Tier 1: 18.8%), entailing a 128.7% excess over minimum regulatory requirement.
●	Total liquid assets represented 45,5% of the Bank’s total deposits as of 1Q26, above the 44,2% reported in 4Q25 and below the 47.6% reported in 1Q25.

1Q26 Earnings Release	p.2

Message from the CFO

“During the first quarter of the year, BBVA Argentina’s business model demonstrated resilience in an operating environment that continues to be challenging. The Bank recorded a net income of $85.2 billion, representing a 31.2% increase compared to the previous quarter and an 8.3% quarterly ROE, reflecting the institution’s ability to generate value in transitional contexts.

In a quarter in which commercial activity within the financial system declined slightly, in line with market trends and the seasonality of the quarter, BBVA Argentina managed to maintain its market share gain trend up to 12.15%, even after a very strong end to 2025, mainly driven by demand for commercial loans.

This progress is consistent with our strategic determination to play a leading role in the Argentine financial system and to lead credit supply as the cycle normalizes.

During the quarter, volatility in interest rates declined, while rates maintained the downward trend that began following the midterm elections. The Central Bank continued unraveling the prudential measures implemented in the third quarter of last year and began successfully executing the reserve purchase plan announced last December.

Likewise, the government continued advancing its structural economic reform plan, managing to approve important initiatives such as the Labor Reform, the amendment to the Glacier Law, and the 2026 Budget. The Incentive Regime for Large Investments (RIGI) continued attracting investment projects, and a second phase has recently been announced focusing on productive sectors with little or no presence in the country.

The trade balance for the first quarter reached USD 5.5 billion, multiplying by five the balance from the previous year, with record exports in the energy sector. At the same time, Argentine companies and provinces have secured financing in international capital markets exceeding USD 10 billion in recent months. Fitch recently announced an upgrade to the country’s sovereign rating. All of this has occurred in a context of fiscal and monetary discipline, while April inflation data once again showed signs of deceleration.

This evolution allows us to remain optimistic regarding the potential path of credit recovery in the coming quarters and a reversal in the trend of credit quality indicators that have affected both the Bank and the financial system during recent quarters.

The positive evolution of the Bank’s results, even in a quarter in which inflation was higher, responds both to the strong performance of revenues and to the control of recurring expenses and improved cost of risk performance, which, although still at elevated levels, reflects a reduction compared to the previous quarter.

Net interest income increased by 5.9%, supported by the faster decline in funding costs in a context of falling interest rates and by efficient management of origination pricing. Fees maintained positive performance even in a quarter of lower activity, while expenses, net of non-recurring impacts, declined slightly during the period.

Regarding asset quality, although BBVA's non-performing loan ratio continued to rise to 5.6%, this growth was lower than what occurred at the systemic level, and this value remains among the lowest in the financial system. In this regard, we understand that the precautionary measures and strict origination criteria implemented by the Bank would allow for a normalization trend to begin in the coming quarters.

BBVA Argentina currently has the necessary tools to lead the market, supported by robust liquidity and capital levels. The Common Equity Tier 1 capital ratio stands at 18.8%, placing it at appropriate levels to sustain our growth strategy. Within this framework of strength, the Shareholders’ Meeting approved a dividend distribution of $63,057 million (at December 2025 values), which would become effective starting in June.

Within this framework of strength, BBVA Argentina has all the necessary tools to lead the market. In light of the context of fiscal and monetary discipline and the potential path of credit recovery in the coming quarters, we move forward with optimism and determination to consolidate our role and lead credit supply in the Argentine financial system ”

Carmen Morillo Arroyo, CFO at BBVA Argentina

1Q26 Earnings Release	p.3

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), and with the the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral, Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) , Volkswagen Financial Services Compañía Financiera S.A (“VWFS”) and FCA Compañía Financiera S.A. ("FCA").

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA, VWFS and FCA, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

1Q26 Earnings Release	p.4

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Net Interest Income	879,880	830,597	717,834	5.9%	22.6%
Net Fee Income	169,784	145,296	132,330	16.9%	28.3%
Net income from measurement of financial instruments at fair value through P&L	21,210	8,987	42,701	136.0%	(50.3%)
Net income from write-down of assets at amortized cost and at fair value through OCI	(2,759)	57,561	106,274	(104.8%)	(102.6%)
Foreign exchange and gold gains	53,327	61,121	10,786	(12.8%)	394.4%
Other operating income	65,591	90,074	51,463	(27.2%)	27.5%
Loan loss allowances	(244,848)	(325,411)	(127,077)	24.8%	(92.7%)
Net operating income	942,185	868,225	934,311	8.5%	0.8%
Personnel benefits	(186,502)	(149,109)	(160,702)	(25.1%)	(16.1%)
Adminsitrative expenses	(166,318)	(158,791)	(194,064)	(4.7%)	14.3%
Depreciation and amortization	(32,151)	(35,281)	(27,593)	8.9%	(16.5%)
Other operating expenses	(202,955)	(245,065)	(179,663)	17.2%	(13.0%)
Operarting expenses	(587,926)	(588,246)	(562,022)	0.1%	(4.6%)
Operating income	354,259	279,979	372,289	26.5%	(4.8%)
Income from associates	(3,754)	3,265	981	(215.0%)	(482.7%)
Income from net monetary position	(218,530)	(172,866)	(198,437)	(26.4%)	(10.1%)
Net income before income tax	131,975	110,378	174,833	19.6%	(24.5%)
Income tax	(46,751)	(45,437)	(66,616)	(2.9%)	29.8%
Net income for the period	85,224	64,941	108,217	31.2%	(21.2%)
Owners of the parent	78,421	58,932	104,006	33.1%	(24.6%)
Non-controlling interests	6,803	6,009	4,211	13.2%	61.6%

Other comprehensive Income (OCI) (1)	59,916	250,819	(145,660)	(76.1%)	141.1%
Total comprehensive income	145,140	315,760	(37,443)	(54.0%)	487.6%

(1) Net of Income Tax.

As of 1Q26, BBVA Argentina achieved a net income of $85.2 billion, representing an increase of 31.2% for the quarter and a decrease of 21.2% versus 1Q25. The ROE for the quarter reached 8.3%, and the ROA 1.2%.

The 31.2% increase in the quarter's results is mainly explained by higher operating income, with expenses remaining stable overall. The increase in income is explained by (i) lower loan loss allowances, (ii) better net interest income, and (iii) improvements in fee income.

While net interest income benefited from the lower rate environment, with deposits renewing at higher rates faster than assets; fees continued the positive trend started several quarters ago.

The reduction in loan loss allowances is explained both by (i) the strengthening of origination and restructuring policies that have allowed the reinforcement of customers' credit profiles, and (ii) by improvements in the ratings of certain commercial groups.

Although personnel expenses increased 25.1% in the quarter, excluding non-recurring factors, they would have fallen slightly in the period of analysis. The item of Other operating expenses fell by 17.2%, mainly reflecting the lower impact of the turnover tax, due to lower activity and lower rates. Lower charges from results from initial loss of loans below market rate were also observed there, as a result of the lower seasonality of credit card promotions in the first quarter, compared to the fourth quarter of each year.

Net income from the net monetary position was 26.8% higher QoQ, in a context of increasing inflation (9.44% versus 7.86% in 4Q251).

1 Source: Instituto Nacional de Estadística y Censos (INDEC)

1Q26 Earnings Release	p.5

It is important to mention that the incorporation of FCA Compañía Financiera was made at a balance sheet level on December 31, 2025, but not in the income statement. As of January 2026, FCA consolidates line by line, the same way as VWFS and PSA do.

OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Net income for the period	85,224	64,941	108,217	31.2%	(21.2%)
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from hedge instruments - Cashflow hedge	76	-	-	N/A	N/A
Profit or losses from hedge instruments	117	-	-	N/A	N/A
Income tax	(41)	-	-	N/A	N/A
Profit or losses from financial isntruments at fair value through OCI	60,431	250,000	(147,831)	(75.8%)	140.9%
Profit or losses from financial instruments at fair value through OCI	90,155	442,177	(121,158)	(79.6%)	174.4%
Reclassification adjustment for the period	2,816	(57,561)	(106,274)	104.9%	102.6%
Income tax	(32,540)	(134,616)	79,601	75.8%	(140.9%)
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	(591)	819	2,171	(172.2%)	(127.2%)
Resultado por instrumentos de patrimonio a VR con cambios en ORI	(591)	819	2,171	(172.2%)	(127.2%)
Total Other Comprehensive Income/(loss) for the period	59,916	250,819	(145,660)	(76.1%)	141.1%
Total Comprehensive Income	145,140	315,760	(37,443)	(54.0%)	487.6%
Attributable to owners of the Parent	138,295	309,751	(41,655)	(55.4%)	432.0%
Attributable to non-controlling interests	6,845	6,009	4,212	13.9%	62.5%

The Other Comprehensive Income (OCI) line totaled a gain of $59.9 billion in 1Q26, resulting from the improvement in the valuation of financial instruments at fair value (FV) with changes in OCI.

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	78,421	53,848	78,432	45.6%	(0.0%)
Total shares outstanding (1)	612,710,079	612,710,079	612,710,079	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	7,940.00	9,140.00	7,750.00	(13.1%)	2.5%
Closing price of ADS at NYSE (in USD)	16.10	18.10	18.10	(11.1%)	(11.4%)
Book value per share (in AR$)	6,357	5,603	4,518	13.5%	40.7%
Price-to-book ratio (BYMA price) (%)	1.25	1.63	1.72	(23.4%)	(27.2%)
Earnings per share (in AR$)	128	88	128	45.6%	-
Earnings per ADS (1) in ARS	384	264	384	45.6%	-
Market Cap (USD millions)	3,280	3,691	3,701	(11.1%)	(11.4%)

(1) Each ADS accounts for 3 ordinary shares
Book value, Equity and Results not adjusted by inflation

1Q26 Earnings Release	p.6

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Net Interest Income	879,880	830,597	717,834	5.9%	22.6%
Interest Income	1,528,705	1,716,416	1,217,424	(10.9%)	25.6%
From government securities	237,772	290,689	224,307	(18.2%)	6.0%
From private securities	925	1,417	952	(34.7%)	(2.8%)
Interest from loans and other financing	1,088,733	1,246,179	846,256	(12.6%)	28.7%
Financial Sector	19,013	31,955	8,684	(40.5%)	118.9%
Overdrafts	100,788	147,950	79,357	(31.9%)	27.0%
Discounted Instruments	274,922	316,855	220,523	(13.2%)	24.7%
Mortgage loans	13,648	12,909	6,915	5.7%	97.4%
Pledge loans	57,639	49,899	31,305	15.5%	84.1%
Consumer Loans	192,921	213,987	182,686	(9.8%)	5.6%
Credit Cards	216,924	250,484	190,336	(13.4%)	14.0%
Financial leases	4,552	5,154	4,348	(11.7%)	4.7%
Loans for the prefinancing and financing of exports	36,890	42,250	15,149	(12.7%)	143.5%
Other loans	171,436	174,736	106,953	(1.9%)	60.3%
Premiums on reverse REPO transactions	270	35	-	n.m	N/A
CER/UVA clause adjustment	183,868	156,455	141,707	17.5%	29.8%
Other interest income	17,137	21,641	4,202	(20.8%)	307.8%
Interest expenses	648,825	885,819	499,590	(26.8%)	29.9%
Deposits	541,367	763,461	443,873	(29.1%)	22.0%
Checking accounts*	65,493	101,043	69,859	(35.2%)	(6.2%)
Savings accounts	2,513	2,015	2,383	24.7%	5.5%
Time deposits	473,060	660,098	294,404	(28.3%)	60.7%
Investment accounts	301	305	77,227	(1.3%)	(99.6%)
Other liabilities from financial transactions	49,321	46,494	24,237	6.1%	103.5%
Interfinancial loans received	37,345	46,532	22,564	(19.7%)	65.5%
Premiums on REPO transactions	12,998	21,187	2,018	(38.7%)	n.m
Guaranteed securities loans	4,071	6,670	1,065	(39.0%)	282.3%
CER/UVA clause adjustment	3,723	1,475	5,833	152.4%	(36.2%)
Other interest expense	-	-	-	N/A	N/A
*Includes interest-bearing checking accounts

Net interest income for 1Q26 amounted to $879.9 billion, an increase of 5.9% compared to 4Q25 and 22.6% compared to 1Q25. In 1Q26, interest income decreased to a lesser extent than expenses, in monetary and percentage terms.

The downward trend in interest rates (the average TAMAR rate recorded a 640 bps decrease compared to 4Q25, reaching 31.9%) allowed interest expenses to continue decreasing at a faster pace than income, due to the shorter average life of liabilities.

On the other hand, income with UVA adjustment began to reflect the increase in higher inflation rates in recent months, growing 17.5% in the period. The CER index accrued by products with this adjustment is recorded with a certain lag. 52% of interest income from CER/UVA adjustments is explained by the interest generated by CPI-linked securities, while 48% is explained by loans.

Interest income from loans decreased by 12.6% QoQ to $1.1trillion, affected by the drop in the average TAMAR rate, impacting short-term products.

Income from government securities fell 18.2% in 1Q26, with 96% of income coming from fair value through OCI (Other Comprehensive Income) securities.

1Q26 Earnings Release	p.7

Interest expenses totaled $648.8 billion, falling 26.8% in 1Q26 (due to lower expenses from time deposits and current accounts). Interest on time deposits (73.0% of total expenses) fell 28.3%.

NIM

In 1Q26, the total net interest margin (NIM) was 18.6%, higher than the 17.5% of 4Q25 and below the 19.2% of 1Q25. While the NIM in pesos increased 210 bps to 22.3% due to a higher speed in the reduction of passive rates, the NIM in dollars fell 110 bps to 4.1% due to increased competition for loans in foreign currency.

The quarter again showed a greater weight of dollar-earning assets in the mix.

As highlighted in the graphs accompanying the first section of this document, the NIM net of the net result from the monetary position has remained relatively stable over the last quarters.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q26			4Q25			1Q25
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	19,155,715	1,527,638	32.3%	18,726,359	1,712,360	36.3%	15,153,977	1,217,424	32.6%
Debt securities	3,752,653	333,337	36.0%	3,789,751	383,816	40.2%	3,684,374	330,013	36.3%
Loans to customers/financial institutions	15,254,892	1,193,967	31.7%	14,697,196	1,328,480	35.9%	11,264,783	887,411	31.9%
Loans to the BCRA	795	85	43.4%	667	50	29.7%	750	-	-
Other assets	147,375	249	0.7%	238,745	14	0.0%	204,070	-	-
Total non interest-earning assets	6,647,147	1,067	0.1%	7,404,044	4,056	0.2%	6,607,712	-	-
Total Assets	25,802,862	1,528,705	24.0%	26,130,403	1,716,416	26.1%	21,761,689	1,217,424	22.7%
Total interest-bearing liabilities	16,435,112	648,825	16.0%	16,866,051	885,819	20.8%	12,481,285	499,590	16.2%
Savings accounts	5,892,716	4,232	0.3%	5,973,871	3,141	0.2%	5,300,850	2,396	0.2%
Time deposits and investment accounts	7,297,191	477,082	26.5%	7,376,866	661,880	35.6%	5,240,983	377,463	29.2%
Debt securities issued	632,047	20,475	13.1%	511,247	14,610	11.3%	219,049	12,872	23.8%
Other liabilities	2,613,158	147,036	22.8%	3,004,067	206,188	27.2%	1,720,403	106,859	25.2%
Total non-interest-bearing liabilities	9,367,750	-	-	9,264,352	-	-	9,280,404	-	-
Total liabilities and equity	25,802,862	648,825	10.2%	26,130,403	885,819	13.4%	21,761,689	499,590	9.3%

NIM - Total			18.6%			17.5%			19.2%
Spread - Total			16.3%			15.4%			16.3%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

ASSETS & LIABILITIES PERFORMANCE - ARS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q26			4Q25			1Q25
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	15,250,336	1,470,270	39.1%	15,448,017	1,653,486	42.5%	12,922,925	1,192,952	37.4%
Debt securities	3,693,493	332,952	36.6%	3,752,726	383,224	40.5%	3,581,340	329,327	37.3%
Loans to customers/financial institutions	11,490,298	1,136,991	40.1%	11,495,293	1,270,212	43.8%	9,136,841	863,625	38.3%
Loans to the BCRA	765	85	45.1%	659	50	30.1%	747	-	-
Other assets	65,780	242	1.5%	199,339	-	-	203,997	-	-
Total non interest-earning assets	3,063,643	-	-	3,213,225	-	-	3,488,873	-	-
Total Assets	18,313,979	1,470,270	32.6%	18,661,242	1,653,486	35.2%	16,411,798	1,192,952	29.5%
Total interest-bearing liabilities	10,077,146	631,091	25.4%	10,587,333	866,754	32.5%	8,294,832	496,825	24.3%
Savings accounts	1,389,130	2,440	0.7%	1,441,889	1,935	0.5%	1,531,462	2,323	0.6%
Time deposits and investment accounts	5,962,328	469,034	31.9%	6,187,537	653,518	41.9%	4,913,102	376,704	31.1%
Debt securities issued	369,838	20,475	22.5%	290,735	14,610	19.9%	200,304	12,872	26.1%
Other liabilities	2,355,850	139,142	24.0%	2,667,172	196,691	29.3%	1,649,964	104,926	25.8%
Total non-interest-bearing liabilities	8,178,144	-	-	8,084,003	-	-	8,003,359	-	-
Total liabilities and equity	18,255,290	631,091	14.0%	18,671,336	866,754	18.4%	16,298,191	496,825	12.4%

NIM - Total			22.3%			20.2%			21.8%
Spread - Total			13.7%			10.0%			13.1%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

1Q26 Earnings Release	p.8

ASSETS & LIABILITIES PERFORMANCE - USD	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q26			4Q25			1Q25
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	3,905,379	57,368	6.0%	3,278,342	58,874	7.1%	2,231,052	24,472	4.4%
Debt securities	59,160	385	2.6%	37,025	592	6.3%	103,034	686	2.7%
Loans to customers/financial institutions	3,764,594	56,976	6.1%	3,201,903	58,268	7.2%	2,127,942	23,786	4.5%
Loans to the BCRA	30	-	-	8	-	-	3	-	-
Other assets	81,595	7	0.0%	39,406	14	0.1%	73	-	-
Total non interest-earning assets	3,583,504	1,067	-	4,190,819	4,056	0.4%	3,118,839	-	-
Total Assets	7,488,883	58,435	3.2%	7,469,161	62,930	3.3%	5,349,891	24,472	1.9%
Total interest-bearing liabilities	6,357,966	17,734	1.1%	6,278,718	19,065	1.2%	4,186,453	2,765	0.3%
Savings accounts	4,503,586	1,792	0.2%	4,531,982	1,206	0.1%	3,769,388	73	0.0%
Time deposits and investment accounts	1,334,863	8,048	2.4%	1,189,329	8,362	2.8%	327,881	759	0.9%
Debt securities issued	262,209	-	-	220,512	-	-	18,745	-	-
Other liabilities	257,308	7,894	12.4%	336,895	9,497	11.2%	70,439	1,933	11.1%
Total non-interest-bearing liabilities	1,189,606	-	-	1,180,349	-	-	1,277,045	-	-
Total liabilities and equity	7,547,572	17,734	1.0%	7,459,067	19,065	1.0%	5,463,498	2,765	0.2%

NIM - Total			4.1%			4.8%			3.9%
Spread - Total			4.8%			5.9%			4.2%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

1Q26 Earnings Release	p.9

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Net Fee Income	169,784	145,296	132,330	16.9%	28.3%
Fee Income	247,812	250,350	239,521	(1.0%)	3.5%
Linked to liabilities	60,006	58,098	63,830	3.3%	(6.0%)
From credit cards (1)	140,270	144,856	123,072	(3.2%)	14.0%
Linked to loans	25,187	23,951	25,773	5.2%	(2.3%)
From insurance	8,389	8,437	8,588	(0.6%)	(2.3%)
From foreign trade and foreign currency transactions	10,213	10,149	8,029	0.6%	27.2%
Linked to loan commitments	-	53	1,774	(100.0%)	(100.0%)
From guarantees granted	157	131	95	19.8%	65.3%
Linked to securities	3,590	4,675	8,360	(23.2%)	(57.1%)
Fee expenses	78,028	105,054	107,191	(25.7%)	(27.2%)

(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income in 1Q26 totaled $169.8 billion, an increase of 16.9% compared to 4Q25 and 28.3% compared to 1Q25. Although this figure includes some positive one-off impacts in the quarter, it is important to note that, even without these effects, the evolution would have been slightly positive. This, in a quarter with low seasonality due to lower commercial activity, reinforces the growth process that the entity has been showing in this line item for several quarters.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Net Income from financial instruments at FV through P&L	21,210	8,987	42,701	136.0%	(50.3%)
Income from government securities	22,229	4,168	40,566	433.3%	(45.2%)
Income from private securities	6,022	8,964	1,271	(32.8%)	373.8%
Interest rate swaps	(1)	1,904	(491)	(100.1%)	99.8%
Income from foreign currency forward transactions	(7,099)	(6,320)	1,355	(12.3%)	n.m
Income from corporate bonds	26	28	-	(7.1%)	N/A
Other	33	243	-	(86.4%)	N/A

In 1Q26, the net income from the measurement of financial instruments valued at fair value with changes in results was $21.2 billion, increasing 136.0% mainly due to larger trading positions and the positive evolution of sovereign bond prices.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	53,327	61,121	10,786	(12.8%)	394.4%
From foreign exchange position	(2,274)	(9,563)	(14,539)	76.2%	84.4%
Income from purchase-sale of foreign currency	55,601	70,684	25,325	(21.3%)	119.5%
Net income from financial instruments at FV through P&L (2)	(7,099)	(6,320)	1,355	(12.3%)	n.m
Income from foreign currency forward transactions	(7,099)	(6,320)	1,355	(12.3%)	n.m
Total differences in quoted prices of gold & foreign currency (1) + (2)	46,228	54,801	12,141	(15.6%)	280.8%

The total result of foreign currency exchange difference generated a gain of $53.3 billion in 1Q26, decreasing by 12.8% in the quarter.

1Q26 Earnings Release	p.10

The quarterly drop in exchange difference is mainly explained by a lower volume of buying and selling activity, compared to a fourth quarter with greater hedging activity prior to the mid-term elections, and also partly, by the 5.5% appreciation of the Argentine peso.

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Operating Income	65,591	90,074	51,463	(27.2%)	27.5%
Rental of safe deposit boxes (1)	12,009	10,922	10,192	10.0%	17.8%
Adjustments and interest on miscellaneous receivables (1)	9,470	15,519	12,183	(39.0%)	(22.3%)
Punitive interest (1)	10,462	10,235	4,773	2.2%	119.2%
Loans recovered	3,803	19,820	4,089	(80.8%)	(7.0%)
Fee income from credit and debit cards (1)	9,284	8,703	8,444	6.7%	9.9%
Fee expenses recovery	2,151	2,252	2,017	(4.5%)	6.6%
Rents	2,411	2,684	2,385	(10.2%)	1.1%
Sindicated transaction fees	1,305	812	515	60.7%	153.4%
Disaffected provisions	123	22	2,246	459.1%	(94.5%)
Recovery of impairment loss	-	10,674	-	(100.0%)	N/A
Other Operating Income(2)	14,573	8,431	4,619	72.9%	215.5%
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 1Q26, the other operating income line totaled $65.6 billion, falling 27.2% QoQ, and increasing 27.5% YoY. The lower result in recovered loans is explained by higher income in 4Q25, related to a significant recovery with a commercial portfolio client.

1Q26 Earnings Release	p.11

Operating Expenses

Personnel Benefits & Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	352,820	307,900	354,766	14.6%	(0.5%)
Personnel Benefits (1)	186,502	149,109	160,702	25.1%	16.1%
Administrative expenses (1)	166,318	158,791	194,064	4.7%	(14.3%)
Travel expenses	1,359	2,271	1,354	(40.2%)	0.4%
Outsourced administrative expenses	23,015	22,550	35,939	2.1%	(36.0%)
Security services	4,116	6,298	8,324	(34.6%)	(50.6%)
Fees to Bank Directors and Supervisory Committee	239	380	236	(37.1%)	1.3%
Other fees	8,675	8,363	6,647	3.7%	30.5%
Insurance	1,746	1,453	1,797	20.2%	(2.8%)
Rent	24,170	19,025	19,009	27.0%	27.2%
Stationery and supplies	188	566	257	(66.8%)	(26.8%)
Electricity and communications	7,353	8,132	6,918	(9.6%)	6.3%
Advertising	11,733	11,013	17,872	6.5%	(34.3%)
Taxes	20,994	21,654	23,576	(3.0%)	(11.0%)
Maintenance costs	16,939	17,490	15,917	(3.2%)	6.4%
Armored transportation services	13,718	13,641	27,281	0.6%	(49.7%)
Software	13,525	9,127	5,754	48.2%	135.1%
Document distribution	4,510	6,376	7,536	(29.3%)	(40.2%)
Commercial reports	4,791	1,019	7,032	370.2%	(31.9%)
Other administrative expenses	9,247	9,433	8,615	(2.0%)	7.3%
Headcount*
BBVA (Bank)	6,408	6,583	6,301	(175)	107
Subsidiaries (2)	147	104	100	43	47
Total employees*	6,555	6,687	6,401	(132)	154

Number of branches***	234	234	235	-	(1)
Own	120	120	118	-	2
Rented	114	114	117	-	(3)

Efficiency Ratio
Efficiency Ratio	51.4%	45.9%	56.3%	545 pbs	(496)pbs
Accumulated Efficiency Ratio	51.4%	53.9%	56.3%	(250)pbs	(490)pbs

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

In 1Q26, personnel benefits and administrative expenses totaled $352.8 billion, increasing 14.6% QoQ, and falling slightly 0.5% YoY in real terms.

Regarding personnel benefits, although an increase of 25.1% is observed, this figure incorporates non-recurring expenses for severance payments. Excluding these expenses, and neutralizing other specific and seasonal effects of the fourth quarter, expenses would have experienced a slight decrease in real terms.

Administrative expenses rose 4.7% in 1Q26, mainly in the lines of rent, software, and commercial reports, the first two associated with expenses related to the parent company, which had a greater seasonal impact in the first quarter. This was offset by a decrease in the document distribution line. In general terms, expenses are expected to reflect a favorable behavior throughout the year, associated with the efficiency and expense control measures that the Bank is implementing

1Q26 Earnings Release	p.12

The quarterly efficiency ratio for 1Q26 was 51.4%, above the 45.9% of 4Q25 and below the 56.3% registered in 1Q25. The quarterly deterioration is explained both by the aforementioned increase in expenses and the greater loss from the net monetary position in the quarter.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Other Operating Expenses	202,955	245,065	179,663	(17.2%)	13.0%
Turnover tax (1)	147,739	165,800	117,677	(10.9%)	25.5%
Initial loss of loans below market rate (1)	24,610	36,709	28,929	(33.0%)	(14.9%)
Contribution to the Deposit Guarantee Fund (SEDESA) (1)	7,364	7,301	5,929	0.9%	24.2%
Interest on liabilities from financial lease	1,412	1,501	1,354	(5.9%)	4.3%
Other allowances	2,272	1,497	9,059	51.8%	(74.9%)
Loss for sale or devaluation of investment properties and other non-financial assets	-	1,119	-	(100.0%)	N/A
Adjustments for currency homogeneity on dividends	362	1,266	-	(71.4%)	N/A
Claims	1,877	1,889	2,714	(0.6%)	(30.8%)
Other operating expenses (2)	17,319	27,983	14,001	(38.1%)	23.7%

(1) Concept included for the calculation of the efficiency ratio
(2) Considers some concepts included for the acalculation of the efficiency ratio

In 1Q26, other operating expenses totaled $202.9 billion, decreasing 17.2% QoQ, and increasing 13.0% versus 1Q25.

The quarter was marked by a decrease in (i) turnover tax, followed by (ii) result from initial loss of loans below market rate, and (iii) other operating expenses. In the case of turnover tax, the drop is explained by lower interest rates and credit activity, while the result from initial loss of loans below market rate is linked to a more restrictive origination policy regarding installment promotions, in part with a certain seasonal component. With respect to other operating expenses, this line includes provisions made for uncollectible package fees, which decreased during the quarter.

Income from Associates

The income from associates line item shows the results of unconsolidated companies. During 1Q26, a loss of 3.8 billion was recorded, mainly due to the Bank's shareholding in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A., Play Digital S.A., and Openpay Argentina S.A.

Income Tax

The accumulated income tax of three months of 2026 showed a loss of $48.3 billion.

The accumulated effective tax rate of three months of 2026 was 35%2, while in 2025 it was 38% .

2 Income tax, in accordance with IAS No. 34, is recognized in interim periods based on the best estimate of the weighted average tax rate that the Entity expects for the year.

1Q26 Earnings Release	p.13

Balance Sheet and Activity

Loans and other financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
To the public sector	5,560	3,450	4,357	61.2%	27.6%
To the financial sector	196,002	254,954	95,661	(23.1%)	104.9%
Non-financial private sector and residents abroad	15,664,290	16,229,463	12,223,545	(3.5%)	28.1%
Non-financial private sector and residents abroad - AR$	11,715,102	12,530,589	9,880,304	(6.5%)	18.6%
Overdrafts	1,243,397	1,299,234	1,096,014	(4.3%)	13.4%
Discounted instruments	2,674,071	2,945,183	2,564,613	(9.2%)	4.3%
Mortgage loans	731,881	682,095	414,960	7.3%	76.4%
Pledge loans	1,027,927	832,774	299,211	23.4%	243.5%
Consumer loans	1,531,314	1,571,386	1,440,012	(2.6%)	6.3%
Credit cards	3,245,733	3,442,267	2,895,055	(5.7%)	12.1%
Receivables from financial leases	42,063	39,174	34,013	7.4%	23.7%
Loans to personnel	148,901	144,886	81,773	2.8%	82.1%
Other loans	1,069,815	1,573,590	1,054,653	(32.0%)	1.4%
Non-financial private sector and residents abroad - Foreign Currency	3,949,188	3,698,874	2,343,241	6.8%	68.5%
Overdrafts	22	23	33	(4.3%)	(33.3%)
Discounted instruments	341,209	372,785	76,589	(8.5%)	345.5%
Credit cards	144,014	191,015	110,233	(24.6%)	30.6%
Receivables from financial leases	4,184	4,502	2,368	(7.1%)	76.7%
Loans for the prefinancing and financing of exports	2,819,925	2,539,520	1,755,068	11.0%	60.7%
Other loans	639,834	591,029	398,950	8.3%	60.4%

% of total loans to Private sector in AR$	74.8%	77.2%	80.8%	(242)pbs	(604)pbs
% of total loans to Private sector in Foreign Currency	25.2%	22.8%	19.2%	242 pbs	604 pbs

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	98.9%	98.8%	97.7%	8 pbs	116 pbs
% of pledge loans with UVA adjustments / Total pledge loans (1)	16.1%	22.0%	13.3%	(590)pbs	279 pbs
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.0%	0.0%	0.0%	(0)pbs	(0)pbs
% of loans with UVA adjustments / Total loans and other financing(1)	5.0%	4.6%	2.0%	35 pbs	298 pbs

Total loans and other financing	15,865,852	16,487,867	12,323,563	(3.8%)	28.7%
Allowances	(798,266)	(675,423)	(284,572)	(18.2%)	(180.5%)
Total net loans and other financing	15,067,586	15,812,444	12,038,991	(4.7%)	25.2%

(1) Excludes effect of accrued interests adjustments.

Total loans / Total Deposits	85.3%	82.0%	80.8%	328 pbs	445 pbs
Private Loans/Private Deposits ARS	98.4%	97.5%	93.9%	94 pbs	447 pbs
Private Loans/Private Deposits USD	64.8%	53.9%	50.7%	1,087 pbs	1,407 pbs

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
FX rate*	1,382.76	1,459.42	1,073.88	(5.3%)	28.8%
Non-financial private sector and residents abroad - Foreign Currency (USD)	2,856	2,316	1,646	23.3%	73.6%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 1Q26, the private loan portfolio totaled $11.7 trillion, a decrease of 3.5% in the quarter, and an increase of 18.6% versus 4Q25. It is worth mentioning that the consolidation with FCA is not incorporated in 1Q25.

1Q26 Earnings Release	p.14

In a quarter marked by low seasonality, the drop in private loans is generated primarily in short-term commercial loans in pesos, such as (i) documents, (ii) overdrafts, and (iii) other loans (financial and floorplan).

As a consequence of the context, individual portfolios in consumer products (credit cards and personal loans) also did not gain traction. We highlight the continuous momentum of pledge and mortgage loans, which continue to gain ground within the retail portfolio, as a consequence of the financial stability and good credit performance that these products have been demonstrating. This creates better conditions for our customers to make long-term investment decisions.

In summary, the local currency private loan portfolio fell 6.5% in the quarter, partially offset by a 6.8% rise in foreign currency private loans. It is noteworthy that the latter denominated in U.S. dollars, mainly commercial, grew 23.3% in the period and 73.6% in the last 12 months.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Non-financial private sector and residents abroad - Retail	6,829,770	6,864,423	5,241,244	(0.5%)	30.3%
Mortgage loans	731,881	682,095	414,960	7.3%	76.4%
Pledge loans	1,027,927	832,774	299,211	23.4%	243.5%
Consumer loans	1,531,314	1,571,386	1,440,012	(2.6%)	6.3%
Credit cards	3,389,747	3,633,282	3,005,288	(6.7%)	12.8%
Loans to personnel	148,901	144,886	81,773	2.8%	82.1%
Non-financial private sector and residents abroad - Commercial	8,834,520	9,365,040	6,982,301	(5.7%)	26.5%
Overdrafts	1,243,419	1,299,257	1,096,047	(4.3%)	13.4%
Discounted instruments	3,015,280	3,317,968	2,641,202	(9.1%)	14.2%
Receivables from financial leases	46,247	43,676	36,381	5.9%	27.1%
Loans for the prefinancing and financing of exports	2,819,925	2,539,520	1,755,068	11.0%	60.7%
Other loans	1,709,649	2,164,619	1,453,603	(21.0%)	17.6%

% of total loans to Retail sector	43.6%	42.3%	42.9%	130 pbs	72 pbs
% of total loans to Commercial sector	56.4%	57.7%	57.1%	(130)pbs	(72)pbs

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Non-financial private sector and residents abroad - Retail	6,829,770	6,257,927	3,952,492	9.1%	72.8%
Non-financial private sector and residents abroad - Commercial	8,834,520	8,571,325	5,265,444	3.1%	67.8%
Total loans and other financing (1)	15,865,852	15,065,363	9,293,361	5.3%	70.7%
(1) Does not include allowances

In nominal terms, BBVA Argentina's retail, commercial, and total loan portfolios increased by 9.1%, 3.1%, and 5.3% respectively during the quarter, below the inflation level in all cases.

La participación de préstamos totales sobre activo es de 59%, versus 57% en el 4T25 y 56% en el 1T25.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q26	4Q25	1Q25	QoQ	YoY
Private sector loans - Bank	10.77%	10.70%	10.30%	7 pbs	47 pbs
Private sector loans - Consolidated*	12.15%	12.04%	11.20%	11 pbs	95 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter. There may be differences generated by the gap between the siscen BCRA information and published financial statements
* Consolidates PSA, VWFS & Rombo

1Q26 Earnings Release	p.15

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Commercial non-performing portfolio (1)	36,404	25,714	8,248	41.6%	341.4%
Total commercial portfolio	7,220,023	7,130,943	5,804,859	1.2%	24.4%
Commercial non-performing portfolio / Total commercial portfolio	0.50%	0.36%	0.14%	14 pbs	36 pbs
Retail non-performing portfolio (1)	866,471	675,186	164,937	28.3%	425.3%
Total retail portfolio	8,889,497	9,617,227	6,779,749	(7.6%)	31.1%
Retail non-performing portfolio / Total retail portfolio	9.75%	7.02%	2.43%	273 pbs	731 pbs
Total non-performing portfolio (1)	902,875	700,900	173,185	28.8%	421.3%
Total portfolio	16,109,520	16,748,170	12,584,608	(3.8%)	28.0%
Total non-performing portfolio / Total portfolio	5.60%	4.18%	1.38%	142 pbs	423 pbs
Allowances	798,266	675,423	284,572	18.2%	180.5%
Allowances /Total non-performing portfolio	88.41%	96.37%	164.32%	(795)pbs	(7,590)pbs
Quarterly change in Write-offs	76,048	105,817	42,785	(28.1%)	77.7%
Write offs / Total portfolio	0.47%	0.63%	0.34%	(16)pbs	13 pbs
Cost of Risk (CoR) - Quarterly	6.14%	8.11%	4.40%	(197)pbs	173 pbs
Cost of Risk (CoR)- Accumulated	6.14%	6.39%	4.40%	(25)pbs	173 pbs

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 1Q26, the NPL ratio (non-performing loans / total loans) increased from 4.18% to 5.60%, mainly focused on the retail non-performing loan portfolio in credit cards and personal loans, in line with the systemic context. Commercial delinquency maintained a good performance, with a slight increase of 14 bps mainly due to small companies.

The coverage ratio (provisions / non-performing loans) reached 88.41% in 1T26. Despite the increase in non-performing loans, the bank continues to show an adequate level of provisions to cope with insolvencies.

The quarterly cost of risk (loan loss allowances / average total loans) reached 6.14% in 1Q26, compared to 8.11% in 4Q25. The drop is related to (i) lower origination, (ii) strengthened origination and restructuring policies that have allowed the credit profile of customers to improve, and (iii) an improvement in the ratings of certain aforementioned commercial groups.

In annual accumulated terms, the cost of risk of 6.14% in 1Q26 compares to 4.40% in 1Q25.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2025	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 03/31/2026
Other financial assets	2,979	-	-	100	(257)	2822
Loans and other financing	675,425	(1,690)	(1,207)	195,421	(69,683)	798266
Other debt securities	144	(71)	-	-	(10)	63
Eventual commitments	23,906	(985)	(1,147)	104	(1,958)	19920
Total allowances	702,454	(2,746)	(2,354)	195,625	(71,908)	821,071

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 1Q26 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

1Q26 Earnings Release	p.16

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Treasury and National Government	554,254	378,411	555,495	46.5%	(0.2%)
National Treasury Public Debt in AR$	256,694	239,179	429,967	7.3%	(40.3%)
National Treasury Public Debt CPI-linked	279,314	119,430	125,445	133.9%	122.7%
National Treasury Public Debt in USD**	3,108	3,870	83	(19.7%)	n.m
National Treasury Public Debt in ARS, USD-linked	15,138	15,932	-	(5.0%)	N/A
BCRA	121	-	-	N/A	N/A
BOPREAL	121	-	-	N/A	N/A
Public securities at FV through P&L	554,375	378,411	555,495	46.5%	(0.2%)

Treasury and National Government	24,190	639,119	167,423	(96.2%)	(85.6%)
National Treasury Public Debt in AR$	6,890	631,580	13,695	(98.9%)	(49.7%)
National Treasury Public Debt CPI-linked	17,300	7,539	153,728	129.5%	(88.7%)
Public securities at Amortized Cost	24,190	639,119	167,423	(96.2%)	(85.6%)

Treasury and National Government	3,569,398	3,289,640	2,956,052	8.5%	20.7%
National Treasury Public Debt in AR$	2,389,750	2,075,298	1,559,623	15.2%	53.2%
National Treasury Public Debt CPI-linked	1,076,280	1,208,986	1,266,240	(11.0%)	(15.0%)
National Treasury Public Debt in USD**	103,368	-	-	N/A	N/A
National Treasury Public Debt in ARS, USD-linked	-	5,356	130,189	(100.0%)	(100.0%)
BCRA	35,048	38,604	56,705	(9.2%)	(38.2%)
BOPREAL	35,048	38,604	56,705	(9.2%)	(38.2%)
Public securities at FV through OCI	3,604,446	3,328,244	3,012,757	8.3%	19.6%

Total Public securities	4,183,011	4,345,774	3,735,675	(3.7%)	12.0%

Loans to the non-financial public sector	5,560	3,450	4,357	61.2%	27.6%
Loans to the Central Bank	-	-	-	-	-
Total loans to the public sector	5,560	3,450	4,357	61.2%	27.6%

Total public sector exposure	4,188,571	4,349,224	3,740,032	(3.7%)	12.0%
Public sector exposure (Excl. BCRA)	4,153,402	4,310,620	3,683,327	(3.6%)	12.8%

% Public sector exposure (Excl. BCRA) / Assets	16.2%	15.5%	17.1%	65 pbs	(90)pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Securities denominated in foreign currency

In 1T26, total public sector exposure, excluding exposure to the BCRA, totaled $4.2 trillion, falling 3.6% QoQ and increasing 12.8% YoY, with no relevant changes in the portfolio composition in the last three months.

Exposure to the public sector, excluding exposure to the BCRA (Central Bank of Argentina), represents 16.2% of total assets, above the 15.5% of 4Q25 and below the 17.1% of 1Q25.

1Q26 Earnings Release	p.17

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Total deposits	17,460,551	18,829,618	14,553,136	(7.3%)	20.0%
Non-financial Public Sector	795,738	513,623	148,977	54.9%	434.1%
Financial Sector	9,639	8,529	9,341	13.0%	3.2%
Non-financial private sector and residents abroad	16,655,174	18,307,466	14,394,818	(9.0%)	15.7%
Non-financial private sector and residents abroad - AR$	10,560,907	11,448,877	9,775,508	(7.8%)	8.0%
Checking accounts	1,521,196	1,664,466	1,587,356	(8.6%)	(4.2%)
Savings accounts	1,493,598	1,795,473	1,649,730	(16.8%)	(9.5%)
Time deposits	5,878,980	6,303,469	4,130,950	(6.7%)	42.3%
Investment accounts **	15,095	14,155	1,150,639	6.6%	(98.7%)
Other*	1,652,038	1,671,314	1,256,833	(1.2%)	31.4%
Non-financial private sector and res. abroad - Foreign Currency	6,094,267	6,858,589	4,619,310	(11.1%)	31.9%
Checking accounts	417	1,380	772	(69.8%)	(46.0%)
Savings accounts	4,267,753	5,116,767	4,258,491	(16.6%)	0.2%
Time deposits	1,341,192	1,291,929	316,619	3.8%	323.6%
Other*	484,905	448,513	43,428	8.1%	n.m

% of total portfolio in the private sector in AR$	63.4%	62.5%	67.9%	87 pbs	(450)pbs
% of total portfolio in the private sector in Foregin Currency	36.6%	37.5%	32.1%	(87)pbs	450 pbs

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	0.7%	0.4%	1.3%	34 pbs	(56)pbs

*Includes interest-bearing checking accounts and special checking accounts
**Refers to callable time deposits

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
FX rate*	1,382.76	1,459.42	1,073.88	(5.3%)	28.8%
Non-financial private sector and residents abroad - Foreign Currency (USD)	4,407	4,294	3,244	2.6%	35.9%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

During 1Q26, total deposits reached $17.5 trillion, a drop of 7.3% during the quarter, and an increase of 20.0% versus 1Q25.

Total deposits from the private sector in 1Q26 reached $16.7 trillion, showing a drop of 9.0% QoQ, and an increase of 15.7% YoY.

Los depósitos al sector privado no financiero en moneda extranjera expresados en pesos totalizaron $6.094.267 millones, cayendo 11,1% en el trimestre y aumentando 31,9% versus el 1T25. Esto se debe principalmente por una caída de caja de ahorro de 16,6%. Se destaca que los depósitos en moneda extranjera expresados en USD aumentaron 2,6% en el trimestre, denotando un efecto de la apreciación del peso argentino en las caídas mencionadas anteriormente.

Deposits from the non-financial private sector in pesos totaled $10.6 trillion, decreasing 7.8% QoQ and increasing 8.0% YoY. The quarterly variation is explained by (i) a decrease in time deposits of 6.7%, followed by (ii) a decrease of 16.8% in savings accounts, and (iii) a decrease of 8.6% in current accounts.

Deposits from the non-financial private sector in foreign currency, expressed in pesos, totaled $6.1 trillion, falling 11.1% QoQ and increasing 31.9% YoY. This is mainly due to a 16.6% drop in savings accounts. It is noteworthy that deposits in foreign currency expressed in U.S dollars increased 2.6% in the quarter, denoting an effect of the appreciation of the Argentine peso on the aforementioned decreases.

1Q26 Earnings Release	p.18

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Non-financial private sector and residents abroad	16,655,174	18,307,466	14,394,818	(9.0%)	15.7%
Sight deposits	9,419,907	10,697,913	8,796,610	(11.9%)	7.1%
Checking accounts	1,521,613	1,665,846	1,588,128	(8.7%)	(4.2%)
Savings accounts	5,761,351	6,912,240	5,908,221	(16.7%)	(2.5%)
Other*	2,136,943	2,119,827	1,300,261	0.8%	64.3%
Time deposits	7,235,267	7,609,553	5,598,208	(4.9%)	29.2%
Time deposits	7,220,172	7,595,398	4,447,569	(4.9%)	62.3%
Investment accounts**	15,095	14,155	1,150,639	6.6%	(98.7%)

% of sight deposits over total private deposits	58.6%	59.6%	61.5%	(103)pbs	(297)pbs
% of time deposits over total private deposits	41.4%	40.4%	38.5%	103 pbs	297 pbs

*Includes interest-bearing checking accounts and special checking accounts
**Refers to callable time deposits

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Sight deposits	9,419,907	9,774,941	6,633,637	(3.6%)	42.0%
Time deposits	7,235,267	6,953,032	4,221,684	4.1%	71.4%
Total deposits	16,655,174	16,727,973	10,855,321	(0.4%)	53.4%

In nominal terms, sight deposits fell 3.6%, time deposits rose 4.1%, and total deposits decreased 0.4%, not exceeding the period's inflation in any case.

As of 1Q26, the Bank's transactional deposits (current accounts and savings accounts) represented 41.7% of total private non-financial deposits, versus 45.6% in 4Q25 and 51.5% in 1Q25.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q26	4Q25	1Q25	QoQ	YoY
Private sector Deposits - Consolidated*	9.93%	10.01%	9.15%	(8)pbs	78 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter. There may be differences generated by the gap between the siscen BCRA information and published financial statements

In 1Q26, the market share of private deposits had a slight decline of 8 bps, while growing 78 bps compared to 1Q25.

Other Source of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Other sources of funds	5,335,164	5,969,033	4,453,292	(10.6%)	19.8%
Central Bank	557	1,885	368	(70.5%)	51.4%
Banks and international organizations	172,433	288,700	62,705	(40.3%)	175.0%
Financing received from local financial institutions	403,107	614,134	313,252	(34.4%)	28.7%
REPOs	66,898	512,439	-	(86.9%)	N/A
Corporate bonds	668,576	673,421	341,076	(0.7%)	96.0%
Equity	4,023,593	3,878,454	3,735,891	3.7%	7.7%

In 1Q26, the total amount of other source of funds was $5.3 trillion, decreasing 10.6% QoQ, and increasing 19.8% YoY.

The QoQ variation is mainly explained by the decrease in repo and reverse repo operations of 86.9%, followed by a drop in financing received from local financial institutions of 34.4%. On the other hand, equity positively offsets with an increase of 3.7%.

1Q26 Earnings Release	p.19

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Total liquid assets	7,947,387	8,317,584	6,924,362	(4.5%)	14.8%
Cash and deposits in banks	4,005,427	5,201,053	3,250,050	(23.0%)	23.2%
Debt securities at fair value through P&L	475,604	344,717	563,552	38.0%	(15.6%)
Government securities	475,483	344,717	563,552	37.9%	(15.6%)
BCRA Instruments	121	-	-	N/A	N/A
Net REPO transactions	(66,898)	(512,439)	-	86.9%	N/A
Other debt securities	3,532,632	3,284,253	3,107,006	7.6%	13.7%
Government securities	3,532,632	3,284,253	3,050,301	7.6%	15.8%
BCRA Instruments	-	-	56,705	N/A	(100.0%)
Overnight transactios in foreign banks	622	-	3,754	N/A	(83.4%)

Liquid assets / Total Deposits	45.5%	44.2%	47.6%	134 pbs	(206)pbs
Liquid assets / Total Deposits ARS	43.4%	37.7%	43.8%	570 pbs	(40)pbs
Liquid assets / Total Deposits USD	48.9%	55.2%	55.4%	(625)pbs	(651)pbs

In 1Q26, the Bank's liquid assets reached $7.9 trillion, decreasing 4.5% QoQ, and increasing 14.8% YoY.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached a level of 45.5%. The liquidity ratio in local and foreign currency reached 43.4% and 48.9% respectively.

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Minimum capital requirement	1,529,107	1,571,269	1,268,072	(2.7%)	20.6%
Credit risk	1,441,565	1,504,677	1,240,323	(4.2%)	16.2%
Market risk	7,868	5,574	7,155	41.2%	10.0%
Operational risk	79,674	61,017	20,594	30.6%	286.9%

Integrated Capital - RPC (1)*	3,497,604	3,487,354	3,313,941	0.3%	5.5%
Ordinary Capital Level 1 ( COn1)	3,953,814	3,915,326	3,696,733	1.0%	7.0%
Deductible items COn1	(456,210)	(427,973)	(382,793)	(6.6%)	(19.2%)

Excess Capital
Integration excess	1,968,497	1,916,085	2,045,868	2.7%	(3.8%)
Excess as % of minimum capital requirement	128.7%	121.9%	161.3%	679 pbs	(3,260)pbs

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	18,588,992	19,093,036	15,399,328	(2.6%)	20.7%

Regulatory Capital Ratio (1)/(2)	18.8%	18.3%	21.5%	55 pbs	(270)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	18.8%	18.3%	21.5%	55 pbs	(270)pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show solid solvency indicators as of 1Q26. The capital ratio reached 18.8%, stable compared to 18.3% in 4Q25. The excess over the regulatory requirement reached $2.0 trillion or 128.7%.

The increase in the ratio in the quarter was due both to a slight increase in Common Equity Tier 1 (CET1) of 1.0%, and a 2.6% drop in risk-weighted assets.

BBVA Argentina Asset Management S.A.

1Q26 Earnings Release	p.20

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
FBA Renta Pesos	3,523,376	3,535,248	4,081,735	(0.3%)	(13.7%)
FBA Renta Fija Dólar I	307,308	221,279	151,858	38.9%	102.4%
FBA Ahorro Pesos	160,283	132,863	204,208	20.6%	(21.5%)
FBA Money Market Dólar	111,204	66,553	-	67.1%	N/A
FBA Bonos Argentina	97,912	73,429	39,661	33.3%	146.9%
FBA Horizonte	90,807	83,639	46,518	8.6%	95.2%
FBA Acciones Argentinas	87,585	99,789	142,479	(12.2%)	(38.5%)
FBA Gestión I	56,229	-	-	N/A	N/A
FBA Renta Fija Plus	45,953	31,452	39,132	46.1%	17.4%
FBA Renta Fija Dólar Plus I	34,204	23,695	1,053	44.4%	n.m
FBA Renta Pública I	22,834	11,600	9,497	96.8%	140.4%
FBA Acciones Latinoamericanas	17,563	14,171	13,062	23.9%	34.5%
FBA Renta Mixta	14,311	15,722	20,478	(9.0%)	(30.1%)
FBA Renta Fija Dólar Latam I	138	159	-	(13.2%)	N/A
FBA Renta Mixta Dólar I	138	159	-	(13.2%)	N/A
FBA Acciones Globales Dólar I	138	159	-	(13.2%)	N/A
FBA Horizonte Plus	10	11	13	(9.1%)	(23.1%)
FBA Bonos Globales	10	11	15	(9.1%)	(33.3%)
FBA Money Market Pesos Plus	5	5	-	-	N/A
FBA Retorno Total I	2	2	3	-	(33.3%)
Total Equity	4,570,010	4,309,946	4,749,712	6.0%	(3.8%)

AMASAU Net Income	10,611	10,317	12,572	2.8%	(15.6%)

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	1Q26	4Q25	1Q25	QoQ	YoY
Mutual funds	5.00%	5.06%	5.45%	(6)pbs	(39)pbs

Source: Cámara Argentina de Fondos Comunes de Inversión

1Q26 Earnings Release	p.21

Other Events

Main Relevant Events

New Composition of the Audit Committee. On April 28, 2026, the Board of Directors approved the new composition of the Audit Committee. For further information click here.

Summary of the 2026 Annual Shareholders’ Meeting. On April 28, 2026, the Annual Shareholders’ Meeting was held. A summary of the meeting can be found here.

BCRA Authorizes Dividend Distribution. On May 15, 2026, the BCRA approved the distribution of dividends in cash and/or in kind, for a total amount of ARS 69,011,025,123. For further information, click here.

Corporate Bonds

Issuance of Series 41 Corporate Bonds. On March 4, 2026, the Bank issued Class 41 notes in the amount of ARS 45.457 billion, at an interest rate of TAMAR + 3.5%, maturing and amortizing on March 4, 2027.

Issuance of Series 44 Corporate Bonds. On May 8, 2026, the Bank issued Class 44 notes in the amount of USD 48,018,887, at an interest rate of 3.5% in U.S. dollars, maturing and amortizing on May 8, 2028.

Issuance of Series 45 Corporate Bonds. On May 8, 2026, the Bank issued Class 45 notes in the amount of USD 25,072,002, at an interest rate of 5% in U.S. dollars, maturing and amortizing on May 8, 2027.

Issuance of Series 46 Corporate Bonds. On May 21, 2026, the Bank issued Class 46 notes in the amount of ARS 83.914 billion, at an interest rate of TAMAR + 3.25%, maturing and amortizing on May 21, 2027.

Dividend Payment

Dividend Payment – Installment 10 of 10. On March 13, 2026, the payment of installment 10 of 10 corresponding to dividend distributions was announced. For further information click here.

Main Regulatory Changes

●	Dividend distribution (Communication “A” 8410, 03/19/2026). The Central Bank of Argentina (BCRA) established that financial institutions may distribute earnings in three equal, monthly, non-cumulative installments, starting on the third business day of May and of each month in which the payment is made. The distribution may amount to up to 60% of FY2025 earnings.
●	Foreign Exchange and FX Market (Communication “A” 8417, 04/09/2026). The regulation exempts individuals from the obligation to settle proceeds from exports of goods and extends this benefit to all services. It also removes limits on cash advances abroad using credit cards and extends settlement deadlines for specific sectors. However, the regulation tightens financial controls by establishing that individuals transferring foreign currency abroad must undertake, through a sworn statement, not to trade foreign-currency-denominated securities (USD MEP or CCL) during the subsequent 90 days.
●	Minimum Reserve Requirements (Communication “A” 8423, 04/17/2026). The BCRA reduced the minimum daily cash reserve integration requirement in pesos from 75% to 65%, a measure aimed at injecting liquidity into the financial system. In addition, the minimum and maximum maturity requirements for government securities eligible for reserve requirement integration were eliminated.

1Q26 Earnings Release	p.22

Glossary

Active clients: holders of at least one active product. Subgroup of total clients that comply with the requirements of being an account holder with a positive business volume in the last three months. Does not include joint account. Excludes clients with arrears. SMEs includes entrepreneurs.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans between the reported period and total loans as of the end of the previous year.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) + Overnight transactions in foreign banks/ Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Adjusted NIM: (Quarterly Net Interest Income - Net Monetary Position Results) / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

1Q26 Earnings Release	p.23

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

●	n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.
●	N/A: not applicable.
●	Bps: basis points.

1Q26 Earnings Release	p.24

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Assets
Cash and deposits in banks	4,005,427	5,201,053	3,250,050	(23.0%)	23.2%
Cash	1,094,219	1,453,817	1,493,641	(24.7%)	(26.7%)
Financial institutions and correspondents	2,910,581	3,737,896	1,754,169	(22.1%)	65.9%
BCRA	1,785,224	2,384,493	1,149,982	(25.1%)	55.2%
Other local and foreign financial institutions	1,125,357	1,353,403	604,187	(16.8%)	86.3%
Other	627	9,340	2,240	(93.3%)	(72.0%)
Debt securities at fair value through profit or loss	475,788	345,255	563,638	37.8%	(15.6%)
Derivatives	72,450	42,535	8,856	70.3%	n.m
Repo transactions	-	-	-	N/A	N/A
Other financial assets	195,170	166,185	641,354	17.4%	(69.6%)
Loans and other financing	15,067,586	15,812,444	12,038,991	(4.7%)	25.2%
Non-financial public sector	5,560	3,450	4,357	61.2%	27.6%
B.C.R.A	-	-	-	N/A	N/A
Other financial institutions	182,963	253,465	93,783	(27.8%)	95.1%
Non-financial private sector and residents abroad	14,879,063	15,555,529	11,940,851	(4.3%)	24.6%
Other debt securities	3,567,955	3,330,987	3,147,675	7.1%	13.4%
Financial assets pledged as collateral	723,629	1,315,257	424,615	(45.0%)	70.4%
Current income tax assets	2,708	-	59,976	N/A	(95.5%)
Investments in equity instruments	22,537	22,752	18,443	(0.9%)	22.2%
Investments in subsidiaries and associates	43,078	42,208	35,120	2.1%	22.7%
Property and equipment	970,038	981,317	925,642	(1.1%)	4.8%
Intangible assets	137,814	130,604	103,154	5.5%	33.6%
Deferred income tax assets	91,006	71,990	63,136	26.4%	44.1%
Other non-financial assets	335,180	341,908	314,287	(2.0%)	6.6%
Non-current assets held for sale	1,641	3,542	4,548	(53.7%)	(63.9%)
Total Assets	25,712,007	27,808,037	21,599,485	(7.5%)	19.0%
Liabilities
Deposits	17,460,551	18,829,618	14,553,136	(7.3%)	20.0%
Non-financial public sector	795,738	513,623	148,977	54.9%	434.1%
Financial sector	9,639	8,529	9,341	13.0%	3.2%
Non-financial private sector and residents abroad	16,655,174	18,307,466	14,394,818	(9.0%)	15.7%
Liabilities at fair value through profit or loss	35,118	-	-	N/A	N/A
Derivatives	13,993	7,109	16,762	96.8%	(16.5%)
Reverse REPO transactions	66,898	512,439	-	(86.9%)	N/A
Other financial liabilities	1,911,323	1,943,344	1,640,357	(1.6%)	16.5%
Financing received from the B.C.R.A. and other financial institutions	576,097	904,719	376,325	(36.3%)	53.1%
Corporate bonds issued	668,576	673,421	341,076	(0.7%)	96.0%
Current income tax liabilities	218,910	136,956	27,548	59.8%	n.m
Subordinated corporate bonds	-	-	-	N/A	N/A
Provisions	51,566	55,055	68,350	(6.3%)	(24.6%)
Deferred income tax liabilities	6,046	7,195	-	(16.0%)	N/A
Other non-financial liabilities	679,336	859,727	840,040	(21.0%)	(19.1%)
Total Liabilities	21,688,414	23,929,583	17,863,594	(9.4%)	21.4%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	1,302,740	1,302,740	1,302,740	-	-
Reserves	2,203,345	2,203,345	1,823,512	-	20.8%
Retained earnings	273,596	-	508,560	N/A	(46.2%)
Other accumulated comprehensive income	29,724	(30,150)	(75,062)	198.6%	139.6%
Income for the period	78,421	273,596	104,006	(71.3%)	(24.6%)
Equity attributable to owners of the Parent	3,895,184	3,756,889	3,671,114	3.7%	6.1%
Equity attributable to non-controlling interests	128,409	121,565	64,777	5.6%	98.2%
Total Equity	4,023,593	3,878,454	3,735,891	3.7%	7.7%
Total Liabilities and Equity	25,712,007	27,808,037	21,599,485	(7.5%)	19.0%

1Q26 Earnings Release	p.25

Balance Sheet – 5 Quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	1Q26	4Q25	3Q25	2Q25	1Q25
Assets
Cash and deposits in banks	4,005,427	5,201,053	4,523,016	4,145,482	3,250,050
Cash	1,094,219	1,453,817	1,028,579	1,028,360	1,493,641
Financial institutions and correspondents	2,910,581	3,737,896	3,494,437	3,103,148	1,754,169
B.C.R.A	1,785,224	2,384,493	2,155,932	1,967,316	1,149,982
Other local and foreign financial institutions	1,125,357	1,353,403	1,338,505	1,135,832	604,187
Other	627	9,340	-	13,974	2,240
Debt securities at fair value through profit or loss	475,788	345,255	328,113	780,984	563,638
Derivatives	72,450	42,535	68,093	15,058	8,856
Repo transactions	-	-	-	-	-
Other financial assets	195,170	166,185	293,826	242,393	641,354
Loans and other financing	15,067,586	15,812,444	14,827,077	13,951,816	12,038,991
Non-financial public sector	5,560	3,450	4,389	4,636	4,357
B.C.R.A	-	-	-	-	-
Other financial institutions	182,963	253,465	242,661	181,187	93,783
Non-financial private sector and residents abroad	14,879,063	15,555,529	14,580,027	13,765,993	11,940,851
Other debt securities	3,567,955	3,330,987	3,326,626	3,032,768	3,147,675
Financial assets pledged as collateral	723,629	1,315,257	1,196,083	444,141	424,615
Current income tax assets	2,708	-	137	107	59,976
Investments in equity instruments	22,537	22,752	17,946	19,174	18,443
Investments in subsidiaries and associates	43,078	42,208	41,791	39,803	35,120
Property and equipment	970,038	981,317	961,167	936,053	925,642
Intangible assets	137,814	130,604	120,354	110,705	103,154
Deferred income tax assets	91,006	71,990	138,115	43,428	63,136
Other non-financial assets	335,180	341,908	318,643	330,540	314,287
Non-current assets held for sale	1,641	3,542	4,548	4,548	4,548
Total Assets	25,712,007	27,808,037	26,165,535	24,097,000	21,599,485
Liabilities
Deposits	17,460,551	18,829,618	18,127,224	16,294,382	14,553,136
Non-financial public sector	795,738	513,623	356,060	157,723	148,977
Financial sector	9,639	8,529	8,493	12,374	9,341
Non-financial private sector and residents abroad	16,655,174	18,307,466	17,762,671	16,124,285	14,394,818
Liabilities at fair value through profit or loss	35,118	-	-	529	-
Derivatives	13,993	7,109	87,543	18,820	16,762
Reverse Repo Transactions	66,898	512,439	354,789	-	-
Other financial liabilities	1,911,323	1,943,344	1,919,765	2,075,446	1,640,357
Financing received from the B.C.R.A. and other financial institutions	576,097	904,719	633,343	459,719	376,325
Corporate bonds issued	668,576	673,421	481,364	540,608	341,076
Current income tax liabilities	218,910	136,956	29,796	21,229	27,548
Subordinated corporate bonds	-	-	-	-	-
Provisions	51,566	55,055	59,561	77,463	68,350
Deferred income tax liabilities	6,046	7,195	-	-	-
Other non-financial liabilities	679,336	859,727	951,384	937,423	840,040
Total Liabilities	21,688,414	23,929,583	22,644,769	20,425,619	17,863,594
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	1,302,740	1,302,740	1,302,740	1,302,740	1,302,740
Reserves	2,203,345	2,203,345	2,203,345	2,203,345	1,823,512
Retained earnings	273,596	-	-	-	508,560
Other accumulated comprehensive income	29,724	(30,150)	(280,970)	(85,415)	(75,062)
Income for the period	78,421	273,596	214,664	173,248	104,006
Equity attributable to owners of the Parent	3,895,184	3,756,889	3,447,137	3,601,276	3,671,114
Equity attributable to non-controlling interests	128,409	121,565	73,629	70,105	64,777
Total Equity	4,023,593	3,878,454	3,520,766	3,671,381	3,735,891
Total Liabilities and Equity	25,712,007	27,808,037	26,165,535	24,097,000	21,599,485

1Q26 Earnings Release	p.26

Balance Sheet – Foreign Currency

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Assets
Cash and deposits in banks	3,187,327	3,821,963	2,491,524	(16.6%)	27.9%
Debt securities at fair value through profit or loss	15,509	18,091	168	(14.3%)	n.m
Other financial assets	26,035	27,946	61,109	(6.8%)	(57.4%)
Loans and other financing	3,925,272	3,675,460	2,326,240	6.8%	68.7%
Other financial institutions	10	1	4	n.m	150.0%
Non-financial private sector and residents abroad	3,924,037	3,675,455	2,326,232	6.8%	68.7%
Other debt securities	95,379	44,990	159,549	112.0%	(40.2%)
Financial assets pledged as collateral	178,652	169,411	132,325	5.5%	35.0%
Investments in equity instruments	1,488	1,504	1,103	(1.1%)	34.9%
Total foreign currency assets	7,429,662	7,759,365	5,172,018	(4.2%)	43.7%
Liabilities
Deposits	6,677,358	6,971,790	4,723,326	(4.2%)	41.4%
Non-Financial Public Sector	577,327	108,509	101,371	432.1%	469.5%
Financial Sector	5,764	4,693	2,644	22.8%	118.0%
Non-financial private sector and residents abroad	6,094,267	6,858,589	4,619,311	(11.1%)	31.9%
Other financial liabilities	281,049	236,416	177,480	18.9%	58.4%
Financing received from the B.C.R.A. and other financial institutions	187,661	337,892	72,685	(44.5%)	158.2%
Corporate bonds issued	269,075	277,916	52,805	(3.2%)	409.6%
Other non financial liabilities	70,567	107,766	145,198	(34.5%)	(51.4%)
Total foreign currency liabilities	7,485,710	7,931,780	5,171,494	(5.6%)	44.7%

Foreign Currency Net Position - AR$	(56,048)	(172,415)	524	67.5%	n.m

Foreign Currency Net Position - USD	(41)	(118)	0	65.7%	n.m
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

1Q26 Earnings Release	p.27

P&L – Quarterly

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q26	4Q25	1Q25	QoQ	YoY
Interest income	1,528,705	1,716,416	1,217,424	-10.9%	25.6%
Interest expense	(648,825)	(885,819)	(499,590)	26.8%	-29.9%
Net interest income	879,880	830,597	717,834	5.9%	22.6%
Fee income	247,812	250,350	239,521	-1.0%	3.5%
Fee expenses	(78,028)	(105,054)	(107,191)	25.7%	27.2%
Net fee income	169,784	145,296	132,330	16.9%	28.3%
Net income from financial instruments at fair value through P&L	21,210	8,987	42,701	136.0%	-50.3%
Net loss from write-down of assets at amortized cost and fair value through OCI	(2,759)	57,561	106,274	-104.8%	-102.6%
Foreign exchange and gold gains	53,327	61,121	10,786	-12.8%	394.4%
Other operating income	65,591	90,074	51,463	-27.2%	27.5%
Loan loss allowances	(244,848)	(325,411)	(127,077)	24.8%	-92.7%
Net operating income	942,185	868,225	934,311	8.5%	0.8%
Personnel benefits	(186,502)	(149,109)	(160,702)	-25.1%	-16.1%
Administrative expenses	(166,318)	(158,791)	(194,064)	-4.7%	14.3%
Depreciation and amortization	(32,151)	(35,281)	(27,593)	8.9%	-16.5%
Other operating expenses	(202,955)	(245,065)	(179,663)	17.2%	-13.0%
Operating expenses	(587,926)	(588,246)	(562,022)	0.1%	-4.6%
Operating income	354,259	279,979	372,289	26.5%	-4.8%
Income from associates and joint ventures	(3,754)	3,265	981	-215.0%	-482.7%
Income from net monetary position	(218,530)	(172,866)	(198,437)	-26.4%	-10.1%
Income before income tax	131,975	110,378	174,833	19.6%	-24.5%
Income tax	(46,751)	(45,437)	(66,616)	-2.9%	29.8%
Income for the period	85,224	64,941	108,217	31.2%	-21.2%
Owners of the parent	78,421	58,932	104,006	33.1%	-24.6%
Non-controlling interests	6,803	6,009	4,211	13.2%	61.6%

Other comprehensive Income (1)	59,916	250,819	(145,660)	-76.1%	141.1%
Total comprehensive income	145,140	315,760	(37,443)	-54.0%	487.6%
(1) Net of Income Tax.

1Q26 Earnings Release	p.28

P&L – 5 Quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	1Q26	4Q25	3Q25	2Q25	1Q25
Interest income	1,528,705	1,716,416	1,548,542	1,314,114	1,217,424
Interest expense	(648,825)	(885,819)	(857,450)	(573,844)	(499,590)
Net interest income	879,880	830,597	691,092	740,270	717,834
Fee income	247,812	250,350	245,310	220,801	239,521
Fee expenses	(78,028)	(105,054)	(83,498)	(103,155)	(107,191)
Net fee income	169,784	145,296	161,812	117,646	132,330
Net income from financial instruments at fair value through P&L	21,210	8,987	26,690	58,853	42,701
Net loss from write-down of assets at amortized cost and fair value through OCI	(2,759)	57,561	(4,045)	(368)	106,274
Foreign exchange and gold gains	53,327	61,121	71,596	67,816	10,786
Other operating income	65,591	90,074	84,150	47,020	51,463
Loan loss allowances	(244,848)	(325,411)	(247,834)	(180,779)	(127,077)
Net operating income	942,185	868,225	783,461	850,458	934,311
Personnel benefits	(186,502)	(149,109)	(173,765)	(177,353)	(160,702)
Administrative expenses	(166,318)	(158,791)	(172,268)	(184,696)	(194,064)
Depreciation and amortization	(32,151)	(35,281)	(29,254)	(29,504)	(27,593)
Other operating expenses	(202,955)	(245,065)	(208,577)	(212,691)	(179,663)
Operating expenses	(587,926)	(588,246)	(583,864)	(604,244)	(562,022)
Operating income	354,259	279,979	199,597	246,214	372,289
Income from associates and joint ventures	(3,754)	3,265	3,790	5,047	981
Income from net monetary position	(218,530)	(172,866)	(130,962)	(138,864)	(198,437)
Income before income tax	131,975	110,378	72,425	112,397	174,833
Income tax	(46,751)	(45,437)	(27,483)	(37,829)	(66,616)
Income for the period	85,224	64,941	44,942	74,568	108,217
Owners of the parent	78,421	58,932	41,416	69,242	104,006
Non-controlling interests	6,803	6,009	3,526	5,326	4,211

Other comprehensive Income (OCI)(1)	59,916	250,819	(195,554)	(10,353)	(145,660)
Total comprehensive income	145,140	315,760	(150,612)	64,215	(37,443)
(1) Net of Income Tax.

1Q26 Earnings Release	p.29

3 Month Accumulated Results

INCOME STATEMENT - 3 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2026	2025	∆ %
Interest income	1,528,705	1,217,424	25.6%
Interest expense	(648,825)	(499,590)	(29.9%)
Net interest income	879,880	717,834	22.6%
Fee income	247,812	239,521	3.5%
Fee expenses	(78,028)	(107,191)	27.2%
Net fee income	169,784	132,330	28.3%
Net income from financial instruments at fair value through P&L	21,210	42,701	(50.3%)
Net loss from write-down of assets at amortized cost and fair value through OCI	(2,759)	106,274	(102.6%)
Foreign exchange and gold gains	53,327	10,786	394.4%
Other operating income	65,591	51,463	27.5%
Loan loss allowances	(244,848)	(127,077)	(92.7%)
Net operating income	942,185	934,311	0.8%
Personnel benefits	(186,502)	(160,702)	(16.1%)
Administrative expenses	(166,318)	(194,064)	14.3%
Depreciation and amortization	(32,151)	(27,593)	(16.5%)
Other operating expenses	(202,955)	(179,663)	(13.0%)
Operating expenses	(587,926)	(562,022)	(4.6%)
Operating income	354,259	372,289	(4.8%)
Income from associates and joint ventures	(1,561)	981	(259.1%)
Income from net monetary position	(219,217)	(198,437)	(10.5%)
Income before income tax	133,481	174,833	(23.7%)
Income tax	(48,257)	(66,616)	27.6%
Income for the period	85,224	108,217	(21.2%)
Owners of the parent	78,421	104,006	(24.6%)
Non-controlling interests	6,803	4,211	61.6%

Other comprehensive Income (OCI) (1)	59,916	(145,660)	141.1%
Total comprehensive income	145,140	(37,443)	487.6%
(1) Net of Income Tax.

1Q26 Earnings Release	p.30

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q26	4Q25	1Q25	QoQ	YoY
Profitability
Efficiency Ratio	51.4%	45.9%	56.3%	545 pbs	(496)pbs
ROA	1.2%	1.1%	2.0%	10 pbs	(80)pbs
ROE	8.3%	7.3%	11.4%	99 pbs	(311)pbs
Liquidity
Liquid assets / Total Deposits	45.5%	44.2%	47.6%	134 pbs	(206)pbs
Capital
Regulatory Capital Ratio	18.8%	18.3%	21.5%	55 pbs	(270)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	18.8%	18.3%	21.5%	55 pbs	(270)pbs
Asset Quality
Total non-performing portfolio / Total portfolio	5.60%	4.18%	1.38%	142 pbs	423 pbs
Allowances /Total non-performing portfolio	88.41%	96.37%	164.32%	(795)pbs	(7,590)pbs
Cost of Risk	6.14%	8.11%	4.40%	(197)pbs	173 pbs

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q26	4Q25	1Q25	QoQ	YoY
Profitability
Efficiency Ratio	51.4%	53.9%	56.3%	(254)pbs	(496)pbs
ROA	1.2%	0.9%	2.0%	30 pbs	(80)pbs
ROE	8.3%	6.5%	11.4%	180 pbs	(310)pbs
Liquidity
Liquid assets / Total Deposits	45.5%	44.2%	47.6%	134 pbs	(206)pbs
Capital
Regulatory Capital Ratio	18.8%	18.3%	21.5%	55 pbs	(270)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	18.8%	18.3%	21.5%	55 pbs	(270)pbs
Asset Quality
Total non-performing portfolio / Total portfolio	5.60%	4.18%	1.38%	142 pbs	423 pbs
Allowances /Total non-performing portfolio	88.41%	96.37%	164.32%	(795)pbs	(7,590)pbs
Cost of Risk	6.14%	6.39%	4.40%	(25)pbs	174 pbs

About BBVA Argentina

BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its main shareholder since 1996. In Argentina, it has been one of the leading financial institutions since 1886. BBVA Argentina offers retail and corporate banking to a wide client base, including individuals, SMEs, and large corporations.

BBVA's strategy is to support its clients' ambition to go further. This is achieved through constant and empathetic support during key moments, recognizing the inner strength that drives people. The value proposition focuses on anticipation and innovation to be the ideal partner that helps clients reach their goals.

Investor Relations Contact

Carmen Morillo Arroyo – CFO

Diego Cesarini – Head of ALM & Investor Relations

Belén Fourcade – Investor Relations Manager

Agustín Lopez Alcala - Investor Relations Associate

ir.bbva.com.ar // investorelations-arg@bbva.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	May 26, 2026	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer